UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 10, 2007**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Officer Retirement

On October 12, 2007, Caterpillar Inc. (the "Company") announced the retirement of Mr. Gerald L. Shaheen, Group President of the Company, effective February 1, 2008, after 40 years of service to the Company. A press release announcing Mr. Shaheen's retirement was issued today by the Company and is attached as Exhibit 99.1 to this Form 8-K.

Election of Group Presidents

On October 10, 2007, the Company's Board of Directors (the "Board") elected Messrs. Richard P. Lavin and Edward J. Rapp each as Group President of the Company, bringing the total number of Company Group Presidents to six. Both appointments are effective December 1, 2007.

Mr. Lavin has been serving the Company since 2004 as Vice President with responsibility for the Company's Asia Pacific Operations. Mr. Lavin also served as Vice President, Human Service Division from 2001 to 2004. Mr. Lavin joined the Company in 1984 as an attorney in what is now the Legal Services Division. In addition, during his employment with the Company, Mr. Lavin held several senior positions in Hong Kong, Bangalore, India and Tokyo, Japan. Mr. Lavin received his Bachelors of Arts degree in Sociology/English from Western Illinois University in 1975, Juris Doctor from Creighton University in 1980 and LL.M in 1982 from Georgetown University. Mr. Lavin also completed a Brookings Institute business program.

Mr. Rapp has been serving the Company since 2004 as Vice President with global responsibility for the Building Construction Products Division. Mr. Rapp also served as Vice President with responsibility for the Marketing Division for the Europe-Africa-Middle East (EAME) region. Mr. Rapp joined the Company in 1979 as a pricing analyst and held various management positions within the Company, including positions in Johannesburg, South Africa and Geneva, Switzerland. Mr. Rapp holds a Bachelors of Arts degree in finance from the University of Missouri-Columbia and is a graduate of the University of Illinois Executive Development program. He is a board member for Mitsubishi/Cat Forklift JV and for NC State University, College of Management. He is also on the Board of Advisors for the Raleigh Chamber of Commerce.

A press release announcing the appointment of Messrs. Lavin and Rapp was issued today by the Company and is attached as Exhibit 99.1 to this Form 8-K.

Item 8.01.   Other Events

Organizational Changes

The following organizational changes will take place at the vice president level:

- Retirement of Mr. William D. Mayo, former Vice President of the North America Commercial Division ("NACD"), effective February 1, 2008;
- Mr. James J. Parker (formerly the Vice President, Power Systems and OEM Solutions Divisions) will replace Mr. Mayo as Vice President, NACD, effective December 1, 2007;
- Ms. Mary H. Bell (formerly, Vice President, Logistics Division) will replace Mr. Edward J. Rapp as Vice President, Building Construction Products Division, effective December 1, 2007.

Election of Vice Presidents

On October 10, 2007, the Board elected the following Vice Presidents, effective December 1, 2007:

- Election of Mr. Stephen J. Larson to replace Ms. Bell as Vice President, Logistics Division;
- Election of Mr. Thomas J. Bluth to replace Mr. Richard P. Lavin as Vice President, Asia Pacific Operations; and
- Election of Mr. Richard J. Case as Vice President of the newly formed Marine and Petroleum Power Division.

Formation of New Engine Division

The Company will form a new division to be known as the Marine and Petroleum Power Division. The new division will be responsible for sales and product support for the global marine business, serving customers and Caterpillar dealers around the world. This will include MaK brand products and MaK manufacturing operations in Germany and China. This new division will provide intense focus for Caterpillar dealers and customers operating in the petroleum industry around the world.

Reorganization of the Engine Business

The creation of the new Marine and Petroleum Power Division also coincides with other organizational changes in Caterpillar's engine business as the Company continues to align its operations, marketing and sales efforts to better serve our customers.

As part of this reorganization, Caterpillar's On-Highway Engine Marketing Division, which now reports to Mr. James J. Parker, will move to Mr. Gary L. Stroup, Caterpillar Vice President with responsibility for the Large Power Systems Division. This move will bring all on-highway truck manufacturing operations and sales and marketing efforts into a single division.

The details of Mr. Mayo's retirement and the appointments and changes in the responsibilities of certain officers and the reorganization of the engine business are provided in the press release issued today by the Company, which is attached as Exhibit 99.2 to this form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits:

99.1   Caterpillar Inc. Press Release dated October 12, 2007, announcing the retirement of Mr. Gerald L. Shaheen and the election of Messrs. Richard P. Lavin and Edward J. Rapp as Group Presidents, and the realignment of the Executive Office responsibilities.

99.2   Caterpillar Inc. Press Release dated October 12, 2007, announcing the retirement of Mr. William D. Mayo; elections and changes in the responsibilities of certain vice presidents; and reorganization of Caterpillar Inc.'s engine business.

* *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

October 12, 2007   By: */s/ James B. Buda*
_____
                                                  James B. Buda
                                                  Vice President

EXHIBIT 99.1

October 12, 2007

FOR IMMEDIATE RELEASE

<u>Caterpillar Announces Retirement of Group President Gerald L. Shaheen, Appointment of</u>
<u>Richard P. Lavin and Edward J. Rapp as Group Presidents and</u>
<u>Realignment of Executive Office Responsibilities</u>
Changes reflect global growth and expansion of Caterpillar's Business

PEORIA, Ill.— Caterpillar Inc. (NYSE: CAT) announced today that group president Gerry Shaheen has elected to retire effective February 1, 2008. The company also announced that Caterpillar's Board of Directors has appointed Rich Lavin and Ed Rapp as group presidents, joining the company's Executive Office. Lavin and Rapp's appointments will be effective December 1, 2007.

"Gerry's leadership has been exceptional, and on behalf of everyone at Team Caterpillar, I want to thank him for more than 40 years of distinguished service with the company and within our industry," said Caterpillar Chairman and CEO Jim Owens. "Over the course of his career, Gerry has provided key leadership for our global marketing organizations and across Caterpillar's wide range of machine and engine products. He has also worked to strengthen and build critical relationships with our entire global dealer network. In addition, Gerry has set an example in the communities where he has lived by offering his time and talent to organizations outside of Caterpillar."

Rich Lavin Named Group President
Since 2001, Lavin has been a Caterpillar vice president, serving as Human Services Division vice president until 2004 when he was named vice president with responsibility for Caterpillar's Asia Pacific Manufacturing Operations. Owens cited Lavin's broad-based, global business experience and leadership in announcing his selection as a Caterpillar group president.

"Rich Lavin embodies Caterpillar's commitment to a values based culture that is the foundation for our success with the products we make and the services we provide to our customers," said Owens. "As Caterpillar expands its focus on the rapidly emerging Asia Pacific markets, Rich's deep experience across Asia will be critical to our continued growth and success."

Lavin joined Caterpillar in 1984 as an attorney in what is now the Legal Services Division. In addition to his current position in Beijing, China, Lavin has held senior positions in Hong Kong, Bangalore, India and Tokyo, Japan. Previously he was a product manager in the Track-Type Tractors Division, a director of Corporate Human Relations and director of Compensation and Benefits.

Ed Rapp Named Group President
Since 2000, Rapp has been a Caterpillar vice president, serving as the head of the Europe-Africa-Middle East (EAME) Marketing Division until 2004 when he was named vice president with responsibility for the Building Construction Products Division (BCP). Owens noted Rapp's strong commercial, operations and finance background in naming him a Caterpillar group president.

"In senior positions in the United States, Africa and Europe, Ed Rapp has demonstrated the vision and business skills that will make him a critical part of Caterpillar's executive office," said Owens. "We have set bold goals for 2010 and beyond, and Ed's leadership at this senior level will help Team Caterpillar achieve those goals."

Rapp joined Caterpillar as a pricing analyst in 1979. Over the next several years, he held positions related to pricing and production scheduling. In 1987, he became division manager of Planning Support for the North American Commercial Division (NACD) and later was named district manager of the San Francisco district. In the 1990s, he served as the area manager in Johannesburg, South Africa, was department manager in Building Construction Products in Geneva, Switzerland and was then named a regional manager based in Geneva.

Executive Office Realignment
Reflecting Caterpillar's global business growth and continued expansion of its service businesses, Caterpillar is announcing a realignment of its Executive Office. There will now be six group presidents reporting directly to Chairman and CEO Jim Owens.

"Since 2002, we have more than doubled the size of our company," said Owens. "The addition of a group president aligns well with our enterprise strategy which calls for continued growth in key emerging markets and greater opportunities for the expansion of Caterpillar's service businesses. Our executive team has more than 200 years of Caterpillar experience covering every region of the world. This gives Caterpillar unparalleled depth as we respond to the needs of our global customer base."

<u>Biographical Information</u>

<u>Richard P. Lavin</u>
In April 2004, the Caterpillar Board of Directors elected Rich Lavin vice president of manufacturing operations for the Asia Pacific Division. In this role he serves as Chairman of Shin Caterpillar Mitsubishi Ltd. and Chairman of Caterpillar (China) Investment Co., Ltd. He has administrative responsibility for manufacturing operations in the region, including facilities in China, India, and Indonesia. Lavin is a broad-based business leader, with experience in legal, marketing, product management and service center operations. Previously, Lavin was vice president of Caterpillar's Human Services Division.

He joined the company in 1984 as an attorney in what is now the Legal Services Division; served in numerous positions in the company's Asian and Latin American operations and was a product manager in Track-Type Tractors. He was director of Corporate Human Relations and director of Compensation and Benefits.

Lavin has a bachelor's degree from Western Illinois University and law degrees from Creighton University and Georgetown University. He also completed a Brookings Institute program.

<u>Edward J. Rapp</u>
Ed. Rapp is vice president of Caterpillar's Building Construction Products (BCP) Division, based in Cary, N.C. He has responsibility for the global product development and manufacturing of Caterpillar's Building Construction Products.

Rapp joined Caterpillar as a pricing analyst in 1979. Over the next several years, he held positions related to pricing and production scheduling. In 1987, he became division manager of Planning Support for the North American Commercial Division (NACD) and later was named district manager of the San Francisco district. In the 1990s, he served as the area manager in Johannesburg, South Africa, was department manager in Building Construction Products in Geneva, Switzerland and was then named a regional manager based in Geneva. Previously, Rapp was vice president of the Europe-Africa-Middle East (EAME) Marketing Division.

He has a B.A. in finance from the University of Missouri-Columbia and is a graduate of the University of Illinois Executive Development program. He is a board member of the Mitsubishi/Cat Forklift JV and for NC State University, College of Management. He is also on the Board of Advisors for the Raleigh Chamber of Commerce.

Gerald L. Shaheen

Gerry Shaheen is a group president of Caterpillar Inc. in Peoria, Illinois. He has responsibility for the design, development, and production of Caterpillar's large construction and mining equipment, as well as the company's U.S. operations division. He is also responsible for marketing and sales operations in North America, Caterpillar's global mining business, Caterpillar's components business, and Caterpillar's research and development division.

Since joining the company in 1967, Shaheen has held numerous marketing and management positions, both in the United States and Europe, and at one time had responsibility for Caterpillar's business in Europe, Africa, the Middle East, and the former Soviet Union. While living overseas, Shaheen was active in several international organizations. He was elected a vice president of Caterpillar with responsibility for engine marketing and administration in 1995 and assumed his current position in November 1998.

Shaheen received his bachelor's degree in business administration from Bradley University in 1966 and an MBA from Bradley in 1968. He has served the University in several capacities, including president of the Alumni Association and currently as Chairman of the Board of Trustees. He was recognized as Distinguished Alumnus in 1993 and inducted into the Centurion Society that same year. He completed the Tuck Executive Program at Dartmouth College in 1988.

Shaheen is a Board member of the Association of Equipment Manufacturers (AEM); a Board member and immediate past Chairman of the U.S. Chamber of Commerce; and a Board member of the National Chamber Foundation and the Mineral Information Institute, Inc. He also serves on the Board of Directors of AGCO Corporation, Ford Motor Company, and National City Corporation. In Peoria, Shaheen serves on the Board of Trustees of the National Multiple Sclerosis Society, Greater Illinois Chapter, and Peoria NEXT.

For more than 80 years, Caterpillar Inc. has been making progress possible and driving positive and sustainable change on every continent. With 2006 sales and revenues of $41.517 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. The company also is a leading services provider through Caterpillar Financial Services, Caterpillar Remanufacturing Services, Caterpillar Logistics Services and Progress Rail Services. More information is available at **http://www.cat.com/**.

Caterpillar Contact:
Jim Dugan
Corporate Public Affairs
309-494-4100 (o)
309-360-7311 (m)
dugan_jim@cat.com

EXHIBIT 99.2

October 12, 2007

FOR IMMEDIATE RELEASE

Caterpillar Announces Retirement of Vice President, Appointment of Three New Vice Presidents, Changes in Responsibilities for Two Vice Presidents and Reorganization of Engine Business
Moves are result of previously announced changes in Caterpillar's Executive Office

PEORIA, Ill.— Following the previous announcement of two new group presidents, Caterpillar Inc. (NYSE: CAT) announced today several changes at the vice president level.

William D. Mayo to Retire
Caterpillar vice president Bill Mayo will retire effective February 1, 2008. Mayo has had responsibility for the North American Commercial Division (NACD) since 2006. He joined Caterpillar in 1979 as a service trainee, and worked in the service and product support areas for much of his career. He was named fleet marketing manager for truck engines in 1991, later serving as a regional manager for commercial engine sales and service. He became general manager of the truck engine division in 1998, and was named product manager for large track-type tractors in 2001. In 2003 he became a regional manager for Europe-Africa-Middle East (EAME), based in Geneva, Switzerland.

"We want to thank Bill for nearly 30 years of service to Caterpillar, where he has made a mark in the areas of product support and service," said Caterpillar Chairman and CEO Jim Owens. "We wish him well in retirement."

New Responsibilities for James J. Parker
Jim Parker will replace Mayo as vice president for NACD. Parker is currently a vice president with administrative responsibility for Caterpillar's Power Systems & OEM Solutions Division. Parker's move will be effective December 1, 2007.

"Jim Parker's management style emphasizes customer satisfaction, and that will be important for him as he leads our North American Commercial Division, managing our relationship with Caterpillar's dealers and customers in this important market," said Owens.

Parker joined Caterpillar in 1969 and spent several years as a research technician. Later in the 1970s he held several senior-level pricing positions within Caterpillar's engine division and corporate offices. He then held the position of pricing manager for Caterpillar Far East Ltd., as well as serving in a variety of engine and power systems marketing positions with particular emphasis on marine and industrial strategic planning.

Beginning in the 1990s, he was promoted to manager of marketing support for engine power systems in Caterpillar Asia Pte. Ltd., served as general manager of the Truck Engine Division in the company's Engine Products Division and director of the Electric Power Generation Group. He was elected a vice president in October 2001. Parker has a bachelor's degree from Bradley University and completed the Stanford University Executive Program.

New Responsibilities for Mary H. Bell
Mary Bell will replace Ed Rapp as vice president with responsibility for the Building Construction Products Division (BCP). As previously announced, Rapp has been appointed a group president. Bell is currently vice president of the Logistics Division at Caterpillar. Bell's move will be effective December 1, 2007.

"As the head of our global logistics business, Mary Bell understands every aspect of Caterpillar's supply chain and product support capabilities and she has also demonstrated success in satisfying the requirements of other companies that rely on Caterpillar for logistics services," said Owens. "This strong product support and customer focus background will serve Mary well as she leads our BCP organization."

Bell joined Caterpillar in 1981. She formerly served as global manager of Caterpillar Distribution Services, a division of Caterpillar Logistics Services, Inc. Previously, she was dealer capability department manager in Cat's Product Support Division and progressed through a number of marketing and leadership positions. She was named a vice president in December 2003. Bell has a bachelor's degree in marketing from the University of Iowa and is a graduate of the University of Michigan's Advanced Executive Program. She is a Greater Peoria Area Airport Authority Commissioner and a member of the Easter Seals steering committee. Mary is also a member of HNI Corporation's Board of Directors.

Stephen P. Larson Named Vice President
Caterpillar's board of directors has appointed Steve Larson to replace Mary Bell as a vice president with responsibility for the Logistics Division. Larson currently is part of the Logistics Division's senior leadership team as the head of Cat Logistics Americas region. Larson's move will be effective December 1, 2007.

"Steve Larson has a strong accounting and finance background as well as broad experience as a senior leader at Cat Logistics," said Owens. "The logistics business has been a critical part of our service based growth, and I'm sure Steve will provide outstanding leadership for this organization as it continues providing world-class logistics support to Caterpillar customers and other leading companies around the world."

Larson joined Caterpillar in 1979 and held a series of positions with growing responsibilities in the areas of accounting, finance and marketing. In 1995 he was named a product/marketing manager in NACD, and later held positions as a district manager, product manager for large track-type tractors and regional manager. In 2003, he moved to Singapore to become a vice president of Caterpillar Financial Services Corporation. He was named to his current position in 2005.

Larson holds a business and MBA degree from Western Illinois University. He also completed the Duke University Advanced Management Program, and is a member of the Western Illinois University President's Advisory Board.

Thomas J. Bluth Named Vice President
Caterpillar's Board of Directors has appointed Tom Bluth as a vice president with responsibility for Caterpillar's Asia Pacific Manufacturing Operations. Bluth will replace Rich Lavin who has been appointed a Caterpillar group president. Bluth is currently Managing Director, Caterpillar France, part of Caterpillar's Europe-Africa-Middle East (EAME) operations organization. Bluth's appointment will be effective on December 1, 2007.

"The Asia Pacific region represents one of the fastest growing and most dynamic areas of the world for Caterpillar as we serve a large and growing customer base," said Owens. "During his 10-plus year career with Caterpillar, Tom Bluth has demonstrated remarkable vision and leadership as he has taken on roles with increasing responsibility. I'm sure Tom's product, operations, commercial and legal background will serve him well as he leads Caterpillar's growing manufacturing presence in Asia Pacific."

Bluth joined Caterpillar's Legal Services Division in 1995 from private legal practice in Washington D.C. He held a series of positions within the Legal Services Division until 2000 and then moved to a series of broad-based business roles including marketing leadership positions in Latin America and North America. Prior to moving to his current position, he was worldwide medium wheel loader product manager. Bluth holds a degree in electrical engineering from Iowa State University, a MBA from the University of Chicago, and a law degree from Northwestern University.

Richard J. Case Named Vice President of New Division

Caterpillar's Board of Directors has appointed Richard Case, currently marketing manager for the North American Commercial Division, as vice president with responsibility for the newly formed Marine and Petroleum Power Division.

"Richard Case has the strong global background that has long been the hallmark of Caterpillar's senior leaders," said Owens. "He also brings significant marketing and power systems experience to this new leadership position."

Case's organization will be responsible for sales and product support for the global marine business, serving customers and Caterpillar dealers around the world. This will include MaK brand products and MaK manufacturing operations in Germany and China. The marine business will continue to be headquartered in Hamburg, Germany. Case will also be responsible for Caterpillar's global petroleum business, headquartered in Houston, Texas. Caterpillar provides reciprocating engines and product support to the petroleum industry. This new organization will provide intense focus for Caterpillar dealers and customers operating in the petroleum industry around the world. Case's move will be effective December 1, 2007.

Case joined Caterpillar in 1997. He has served as the director of Marketing & Planning for Perkins Engines Company Limited, a wholly owned subsidiary of Caterpillar Inc., managing director for the Industrial Power Systems Division, based in Peterborough, UK, and corporate accounts manager for Caterpillar's North American Commercial Division. He was named to his current position in 2006. Case holds a degree in chemical engineering from Exeter University, and he earned a MBA degree from the London Business School. He also completed an advanced executive program at The Kellogg School at Northwestern University.

Organizational Changes for Caterpillar's Engine Business

Creation of the new Marine and Petroleum Power Division coincides with other organizational changes in Caterpillar's engine business as the company continues to align its operations, marketing and sales efforts to better serve our customers.

As part of this reorganization, Caterpillar's On-Highway Engine Marketing Division, which now reports to Jim Parker, will move to Gary Stroup, Caterpillar vice president with responsibility for the Large Power Systems Division. This move will bring all on-highway truck manufacturing operations and sales and marketing efforts into a single division.

"Our on-highway truck engine customers expect the highest levels of quality, reliability and durability, and this move ensures that we continue to deliver the products and service those customers require," said Owens.

For more than 80 years, Caterpillar Inc. has been making progress possible and driving positive and sustainable change on every continent. With 2006 sales and revenues of $41.517 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. The company also is a leading services provider through Caterpillar Financial Services, Caterpillar Remanufacturing Services, Caterpillar Logistics Services and Progress Rail Services. More information is available at http://www.cat.com/.

Caterpillar Contact:
Jim Dugan
Corporate Public Affairs
309-494-4100 (o)
309-360-7311 (m)
dugan_jim@cat.com